UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04007262

January 26, 2004

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-26-2004

Re: Weyerhaeuser Company
Incoming letter dated December 19, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to Weyerhaeuser by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

RECEIVED
2003 DEC 22 PM 4:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 19, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bartlett Naylor for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On November 5, 2003, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Bartlett Naylor (the "Proponent" or "Mr. Naylor"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Weyerhaeuser, the undersigned hereby files six copies of this letter and the Proposal, which are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to declassification of the Board of Directors and states, in relevant part:

> *RESOLVED: That Weyerhaeuser stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.*

Summary of Basis for Exclusion

We have advised Weyerhaeuser that it may properly exclude portions of the supporting statement of the Proposal from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 because such statements are materially false or misleading. The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that, among other things, contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See The Dow Chemical Co.* (Mar. 17, 2003); *Alaska Air Group, Inc.* (Mar. 14, 2003); *The Home Depot, Inc.* (Mar. 4, 2003); *The Boeing Co.* (Feb. 18, 2003); *Weyerhaeuser Co.* (Jan. 21, 2003); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate). Rule 14a-9(b), Note (b) includes in the definition of false or misleading statements: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Furthermore, as set forth in Rule 14a-9(a), false or misleading statements include omissions of material facts necessary to make the statements that are included not false or misleading. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

We submit three alternative challenges with respect to **paragraphs 6 and 7**, or portions thereof, which state:

"One abiding challenge involves environmental concern.

I believe that investors, consumers and the public at large are increasingly concerned with sustainable resource management. Last year, Weyerhaeuser stated that it enjoys high esteem for its environmental practices, as attested to by the Sustainable Forestry Initiative. Notably, the SFI was created by the forestry industry after environmental groups established the Forest Stewardship Council. Environmentalists have called SFI 'greenwashing.' I believe that winning SFI certification is no more challenging than selling girl scout cookies to one's mother.

First, we believe the foregoing paragraphs should be deleted from the Proposal in their entirety because the paragraphs are irrelevant to the topic of the Proposal. None of the statements in these two paragraphs bears any relevance to the topic of board declassification. These paragraphs serve no purpose in the Proposal other than to impugn the integrity of the Company and of the Sustainable Forestry Initiative ("SFI"), as discussed below. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See Weyerhaeuser Co.* (Jan. 21, 2003) (instructing Mr. Naylor to delete statements regarding the derivation of the Company's land subsidies based, in part, on the Company's argument that these statements were irrelevant to the topic of the proposal); *AMR Corp.* (Apr. 4, 2003) (directing the proponent to delete references to other companies that have redeemed or sought shareholder approval of poison pills based, in part, on the company's argument that this reference is misleading and irrelevant to the topic of the proposal); *The Boeing Co.* (Feb. 18, 2003) (instructing the proponent to delete the statement that "[o]ur management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics," among others, based, in part, on the company's argument that the statement was misleading and irrelevant to the topic of the proposal).

Alternatively, we believe that the **last two sentences in paragraph 7**, which read, *"Environmentalists have called SFI 'greenwashing"* and *"I believe that winning SFI certification is no more challenging than selling girl scout cookies to one's mother,"* should be deleted from the Proposal because the statements indirectly impugn the integrity of the Company and are inflammatory. The Proponent attempts to connect the Company's citation of SFI and the Proponent's low opinion of SFI to the conduct and integrity of management, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. *See Weyerhaeuser Co.* (Jan. 21, 2003) (instructing Mr. Naylor to delete statements regarding the derivation of the Company's assets from "lands intended for homesteaders" based, in part, on the Company's argument that these statements indirectly impugned the integrity of the Board of Directors and indirectly made charges concerning immoral conduct without factual foundation); *The Home Depot* (Mar. 31, 2003) (instructing the proponent to delete "Home Depot has been a dog among large-caps" based, in part, on the company's argument that the statement is misleading and inflammatory); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing the proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors).

If the Staff disagrees with our first two alternative challenges, we believe that, at the least, the statement in **paragraph 7**, which reads *"Environmentalists have called SFI 'greenwashing,'"* is properly excludable unless modified because it asserts facts in reliance on purported authorities, without properly identifying those authorities or providing proper documentation for verification. The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See Weyerhaeuser Co.* (Jan. 16, 2003) (instructing Mr. Naylor to specifically identify the entities referenced in the statement "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price" and to provide factual support in the form of a citation to a specific source for this statement, among others); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing the proponent to specifically identify the "certain governance experts" referenced in the statement that begins "[c]ertain governance experts believe"); *The Boeing Co.* (Feb. 18, 2003) (directing the proponent to specifically identify the investors in the statement that "[g]iven the magnitude of potential benefits under severance agreements many institutional investors recommend companies seek shareholder approval of future severance agreements").

In addition, we believe the following statements in **paragraphs 4, 5 and 8** should be deleted because they impugn the integrity of the Board of Directors and make charges concerning improper conduct without factual foundation:

- **[paragraph 4]** *"I believe that in failing to oblige this shareholder mandate, the board has demonstrated that it is not fully responsive to shareholder concerns."*
- **[paragraph 5]** *"I believe further that Weyerhaeuser's board faces many controversial issues and shareholders would be better served if the board heeded shareholder interests."*
- **[paragraph 8]** *"I believe long-term profitability rests on integrity. I believe that improving accountability of directors to shareholders is essential to improving integrity at Weyerhaeuser[.]"*

Although these statements are couched as the Proponent's opinion, these statements serve to impugn the integrity of the Board of Directors and to indirectly make charges concerning improper conduct, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. *See Weyerhaeuser Co.* (Jan. 21, 2003) (instructing Mr. Naylor to delete statements regarding the derivation of the Company's assets from "lands intended for homesteaders" based, in part, on the Company's argument that these statements indirectly impugned the integrity of the Board of Directors and indirectly made charges concerning immoral conduct without factual foundation); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing the proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors).

Accordingly, we believe these portions of the Proposal are properly excludable from the 2004 Proxy Statement.

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the portions of the Proposal identified above are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:raa
Enclosures

cc: Bartlett Naylor
Claire Grace, Weyerhaeuser Company

RESOLVED: That Weyerhaeuser stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected."

SUPPORTING STATEMENT: Our company's board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the board each year.

In 2003, 2002, and in 2000, clear majorities of voting Weyerhaeuser shareholders supported this resolution. The board failed to adopt this proposal.

I believe that in failing to oblige this shareholder mandate, the board has demonstrated that it is not fully responsive to shareholder concerns.

I believe further that Weyerhaeuser's board faces many controversial issues and shareholders would be better served if the board heeded shareholder interests.
One abiding challenge involves environmental concern.

I believe that investors, consumers and the public at large are increasingly concerned with sustainable resource management. Last year, Weyerhaeuser stated that it enjoys high esteem for its environmental practices, as attested to by the Sustainable Forestry Initiative. Notably, the SFI was created by the forestry industry after environmental groups established the Forest Stewardship Council. Environmentalists have called SFI "greenwashing." I believe that winning SFI certification is no more challenging than selling girl scout cookies to one's mother.

I believe long-term profitability rests on integrity. I believe that improving accountability of directors to shareholders is essential to improving integrity at Weyerhaeuser

I urge you to vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 19, 2003

The proposal urges the Board of Directors to take the necessary steps to declassify the board for director elections.

There appears to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-8(i)(3) and rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "One abiding challenge . . ."and ends " . . . cookies to one's mother".

Accordingly, unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Weyerhaeuser omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor